UMB FUND SERVICES, INC.
803 West Michigan Street
Milwaukee, Wisconsin 53233
(414) 299-2000

August 22, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1(g) Fidelity Bond Filing –Fidelity Bond Coverage
SharesPost 100 Fund
(333-184361; 811-22759)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, please find the following documents:

A copy of the executed Fidelity Bond for the period effective July 19, 2013, through July 19, 2014, is enclosed as EXHIBIT 1 (the “Bond”).

A copy of the Resolutions of the Board of Trustees, including all of the Trustees who are not “interested persons” of the Fund, approving the Bond is enclosed as EXHIBIT 2; and

A one year premium of $2,500 has been paid for the $500,000 bond for the period of July 19, 2013 to July 19, 2014.

Sincerely,

/s/ John S. Patterson
Fund Administration